UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number         333-228592-03

Honda Auto Receivables 2019-3 Owner Trust

(Exact name of registrant as speciﬁed in its charter)

Central Index Key Number of issuing entity: 0001784183

1919 Torrance Blvd., 5th Floor, Torrance, CA 90501 (310) 972- 2412

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Honda Auto Receivables 2019-3 Owner Trust: 2.06929% Asset Backed Notes, Class A-1; 1.90% Asset Backed Notes, Class A-2; 1.78% Asset Backed Notes, Class A-3; 1.85% Asset Backed Notes, Class A-4.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certiﬁcation or notice date:	None

Pursuant to the requirements of the Securities Exchange Act of 1934 Honda Auto Receivables 2019-3 Owner Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2023	By:	/s/ Paul C. Honda